April 12, 2019

Stewart Butterfield
Chief Executive Officer
Slack Technologies, Inc.
500 Howard Street
San Francisco, CA 94105

       Re: Slack Technologies, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted April 4, 2019
           CIK No. 0001764925

Dear Mr. Butterfield:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

RSU Sales, page 57

1. In order to estimate the approximate number of shares to be sold at the opening of trading for the purpose of funding personal tax withholding and remittance obligations, you will have to estimate the sale price. Tell us who will be responsible for this calculation, and to whom it will be communicated to prior to the opening of trading. Stewart Butterfield
FirstName LastNameStewart Butterfield
Slack Technologies, Inc.
Comapany NameSlack Technologies, Inc.
April 12, 2019
Page 12,
April 2 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 75

2. We note your response to comment 7 and your acknowledgement that management measures and reviews upgrades of organizations from your free to paid subscription plans. Please disclose the percentage of the Company's revenue derived from organizations on your free subscription plan that converted to a
Paid Customer for
         all of the periods presented in your MD&A. Also disclose the percentage of revenue generated from your Paid Customers >$100,000 for each period.
Experts, page 168

3. Please revise to also make reference to the financial statements as of and for the period ended January 31, 2019.
Consolidated Financial Statements
Note 14. Subsequent Events, page F-36

4. You disclose on page 161 that you sold approximately 2.5 million Class B shares at prices ranging from $21-$26 per share during February and March 2019. We also note your disclosure on page F-36 that you granted stock options to purchase 3.6 million Class B shares at an exercise price of $10.56 per share in addition to 15.7 million RSUs and
         505,000 RSAs. Please explain to us how you determined the fair value of the Class B common stock underlying all equity related issuances during the last twelve months and the reasons for any differences between those values compared to recent valuations of your Class B common stock in connection with private sale transactions leading up to the direct listing. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                               Sincerely,

                                                               Division of
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